Exhibit 99.1

Micware Co., Ltd. Announces Fiscal Year 2026 Financial Results

Operating Profit and Net Income Attributable to the Company’s Ordinary Shareholders Rose by 9.4% and 20.4%, Respectively

KOBE, Japan, June 30, 2026 (GLOBE NEWSWIRE) – Micware Co., Ltd. (Nasdaq: MWC) (the “Company” or “Micware”), a Japan-based provider of software development services and innovative IT solutions mainly focused on the automotive and mobility sectors, today announced its financial results for the fiscal year ended February 28, 2026.

Fiscal Year 2026 Financial Highlights

●	Revenue was JPY21.9 billion (US$140.3 million) in fiscal year 2026, an increase of 3.7% from JPY21.1 billion in fiscal year 2025.

●	Gross profit was JPY8.0 billion (US$51.6 million) in fiscal year 2026, an increase of 8.9% from JPY7.4 billion in fiscal year 2025.

●	Gross profit margin was 36.8% in fiscal year 2026, which increased from 35.0% in fiscal year 2025.

●	Operating profit was JPY2.4 billion (US$15.1 million) in fiscal year 2026, an increase of 9.4% from JPY2.2 billion in fiscal year 2025.

●	Net income was JPY1.6 billion (US$10.4 million) in fiscal year 2026, an increase of 19.6% from JPY1.4 billion in fiscal year 2025.

●	Net income attributable to the Company’s ordinary shareholders was JPY1.6 billion (US$10.3 million) in fiscal year 2026, an increase of 20.4% from JPY1.3 billion in fiscal year 2025.

●	Adjusted operating profit was JPY2.4 billion (US$15.6 million) in fiscal year 2026, an increase of 5.1% from JPY2.3 billion in fiscal year 2025.

●	Basic and diluted earnings per share were JPY28.58 (US$0.18) in fiscal year 2026, compared to JPY25.49 in fiscal year 2025.

Mr. Kenji Narushima, Chief Executive Officer and Chairman of Micware, remarked, “We are pleased to report strong financial results for fiscal year 2026, highlighted by steady revenue growth and improved profitability. Our revenue increased by 3.7% year over year, while net income rose by 19.6%. These results underscore our ability to execute across core automotive software business, supported by disciplined cost management and operational excellence.

“Beyond our financial results, the completion of our initial public offering was a defining milestone for Micware. On May 14, 2026, we commenced trading on the Nasdaq Global Market under the ticker symbol ‘MWC.’ This achievement is the result of years of dedication by our employees, as well as the continued trust and support of our customers, partners, and all those who have supported Micware along the way. We view the listing not as a destination, but as a new beginning, one that we believe provides us with greater visibility and resources as we continue to pursue our long-term vision.”

Mr. Narushima continued, “Looking ahead, we intend to grow our business through two strategic priorities. We plan to evolve from an in-vehicle infotainment (“IVI”) Tier 1 software supplier to a Software Defined Vehicle (“SDV”) Tier 1 software supplier, supported by continued investment in our proprietary IVI software platform, micAuto-PF, which we believe will strengthen our core automotive software capabilities and support our transition toward SDV-related solutions. In parallel, we are continuing to invest in long-term, multi-year technology development, with a particular focus on research and development activities related to Dynamic Street Map & Market Place (“DSMM”). Effective July 1, 2026, the name of DSMM project will be changed to “DynaPlanet.” We believe the commercialization of DynaPlanet, anticipated in fiscal year 2027, will expand our addressable market, diversify our revenue base, and strengthen our competitive position. Through these initiatives, we seek to support the next stage of Micware’s growth by broadening our technology capabilities, diversifying our revenue streams, and delivering long-term value to our customers and shareholders.”

Fiscal Year 2026 Financial Results

Revenue

Revenue was JPY21.9 billion (US$140.3 million) in fiscal year 2026, an increase of 3.7% from JPY21.1 billion in fiscal year 2025.

●	Revenue from software development services was JPY17.5 billion (US$112.3 million) in fiscal year 2026, an increase of 2.0% from JPY17.2 billion in fiscal year 2025. This increase was primarily attributable to: (i) a JPY417.7 million increase in sales in the SDV segment, driven mainly by an increase in revenue from one of the Company’s existing related party customers as development activities shifted from the previous vehicle model development project to its successor vehicle model development project, which was partially offset by a decrease in revenue from the previous vehicle model development project as it moved into later-stage activities, and (ii) a JPY89.8 million increase in sales in the Location-Based Services (“LBS”) segment, mainly due to a JPY568.3 million increase in sales attributable to higher sales to an existing related party customer, for connected mobility services linking vehicles and smartphones as well as a JPY89.4 million increase attributable to progress in a next-generation development project for an existing Original Equipment Manufacturer (“OEM”) customer outside of four-wheeled vehicle applications, partially offset by a JPY566.9 million decrease primarily due to certain customer projects reaching completion or transitioning from main development phases to following phase, such as version upgrade and evaluation support activities. These increases were partially offset by (iii) a JPY164.1 million decrease in sales in the other segment, mainly due to a JPY210.8 million increase in intersegment eliminations resulting from higher intercompany transactions associated with revenue growth in the SDV and LBS segments, partially offset by a net JPY43.3 million increase in revenue from the Company’s overseas subsidiaries.

●	Revenue from licensing was JPY3.23 billion (US$20.7 million) in fiscal year 2026, an increase of 1.7% from JPY3.18 billion in fiscal year 2025. This increase was primarily attributable to a JPY209.3 million increase in the LBS segment, driven mainly by higher license fee revenue from multiple OEM customers, newly launched models for existing customers and the acquisition of a new customer, partially offset by lower license fees for multiple OEM vehicle models that had been in the market for a longer period. This increase was also partially offset by a JPY155.5 million decrease in sales in the SDV segment, primarily due to lower revenue from connected services for a related party customer.

●	Revenue from software-related services was JPY1.1 billion (US$7.3 million) in fiscal year 2026, an increase of 49.5% from JPY0.8 billion in fiscal year 2025. The increase was primarily due to a JPY367.2 million increase in sales in the SDV segment, including JPY245.1 million in revenue contributions from the business acquired through business combinations during the current period as well as JPY181.2 million in revenue from ad hoc development projects for non-OEM customers, partially offset by a JPY110.6 million decrease in sales in the SDV segment mainly due to the completion of technical support services for an existing customer.

Cost of Revenue

Cost of revenue was JPY13.8 billion (US$88.7 million) in fiscal year 2026, an increase of 0.8% from JPY13.7 billion in fiscal year 2025. The increase was primarily due to the increases in personnel costs and outsourcing costs associated with the expansion of certain SDV- and LBS-related development activities.

Gross Profit

Gross profit was JPY8.0 billion (US$51.6 million) in fiscal year 2026, an increase of 8.9% from JPY7.4 billion in fiscal year 2025.

Gross profit margin was 36.8% in fiscal year 2026, an increase from 35.0% in fiscal year 2025.

Operating Expenses

Total operating expenses were JPY5.7 billion (US$36.4 million) in fiscal year 2026, an increase of 8.7% from JPY5.2 billion in fiscal year 2025.

●	Sales, general, and administrative expenses were JPY4.1 billion (US$26.6 million) in fiscal year 2026, a decrease of 0.5% from JPY4.2 billion in fiscal year 2025. The decrease was primarily attributable to a JPY94.3 million decrease in professional fees and license fees on a combined basis and a JPY47.8 million decrease in personnel expenses, partially offset by an increase of JPY71.9 million in advertising expenses. The remaining net change was primarily attributable to increases of JPY28.2 million in travel expenses and JPY25.2 million in non-income tax expenses.

●	Research and development expenses were JPY1.5 billion (US$9.8 million) in fiscal year 2026, an increase of 45.3% from JPY1.1 billion in fiscal year 2025. This increase was primarily attributable to increased expenditures related to the DynaPlanet project.

Operating Profit

Operating profit was JPY2.4 billion (US$15.1 million) in fiscal year 2026, an increase of 9.4% from JPY2.2 billion in fiscal year 2025.

Net Income

Net income was JPY1.6 billion (US$10.4 million) in fiscal year 2026, an increase of 19.6% from JPY1.4 billion in fiscal year 2025.

Net Income Attributable to the Company’s Ordinary Shareholders

Net income attributable to the Company’s ordinary shareholders was JPY1.6 billion (US$10.3 million) in fiscal year 2026, an increase of 20.4% from JPY1.3 billion in fiscal year 2025.

Basic and Diluted Earnings per Share

Basic and diluted earnings per share were JPY28.58 (US$0.18) in fiscal year 2026, compared to JPY25.49 in fiscal year 2025.

Financial Condition

As of February 28, 2026, the Company had cash and cash equivalents of JPY8.3 billion (US$52.9 million), compared to JPY7.7 billion as of February 28, 2025.

Net cash provided by operating activities was JPY2.1 billion (US$13.3 million) in fiscal year 2026, compared to JPY2.2 billion in fiscal year 2025.

Net cash used in investing activities was JPY0.8 billion (US$5.1 million) in fiscal year 2026, compared to JPY0.6 billion in fiscal year 2025.

Net cash used in financing activities was JPY0.7 billion (US$4.8 million) in fiscal year 2026, compared to net cash provided by financing activities of JPY1.9 billion in fiscal year 2025.

Recent Developments

On May 15, 2026, the Company completed its initial public offering (the “Offering”) on the Nasdaq Global Market. The Company issued and sold an aggregate of 2,850,000 American Depositary Shares (“ADSs”), each representing one ordinary share, at a public offering price of US$8.00 per ADS.

On May 20, 2026, A.G.P./Alliance Global Partners, as the sole underwriter of the Offering, exercised its over-allotment option in full to purchase an additional 427,500 ADSs, each representing one ordinary share, at the public offering price of $8.00 per ADS. The total gross proceeds received from the Offering, including proceeds from the exercise of the over-allotment option, were $26.2 million, before deducting underwriting discounts and offering expenses.

The Company’s ADSs first began trading on the Nasdaq Global Market on May 14, 2026, under the ticker symbol “MWC.”

Earnings Call Information

The Company will host an earnings call at 8:00 am U.S. Eastern Time (9:00 pm Japan Standard Time) on July 1, 2026. To attend the earnings call, please use the following access information.

Access details:

Date:	July 1, 2026
Time:	8:00 am U.S. Eastern Time (9:00 pm Japan Standard Time)
Pre-registration Link:	https://zoom.us/webinar/register/WN_lgiHZECmQ7G1LYvpUDGWDw#/

For participation in the earnings call, pre-registration is required using the link above. Dial-in details and access instructions will be provided upon registration. Please join at least 15 minutes before the commencement of the call to ensure timely participation.

For those unable to participate, a video replay of the conference call will be available from approximately one hour after the end of the live call until June 30, 2027.

An archived webcast of the conference call will also be available at the Company’s investor relations website at www.ir-micware.com.

Exchange Rate Information

This announcement contains translations of certain Japanese Yen (“JPY”) amounts into U.S. dollars (“USD” or “$”) for the convenience of the reader. Translations of amounts from JPY into USD have been made at the exchange rate of JPY156.05 = $1.00, which was the foreign exchange rate on February 27, 2026, the last business day in fiscal year ended February 28, 2026, as published on the website of the United States Federal Reserve Board.

About Micware Co., Ltd.

Micware Co., Ltd. is a Japan-based provider of software development services and innovative IT solutions mainly focused on the automotive and mobility sectors. The Company is primarily engaged in the development and sale of IVI systems covering multimedia, navigation, human machine interface, telematics, and driver assistance, as well as navigation software and location information-based smartphone applications.

Since its founding in 2003, Micware has built over 20 years of experience in automotive software and has established long-term relationships with major OEMs in Japan, including Honda Motor Co., Ltd. and Toyota Motor Corporation. Leveraging its engineering capabilities, proprietary technologies, and long-standing OEM relationships, the Company was ranked 9th among Japan-based Tier 1 suppliers in the IVI market in terms of revenue as of February 28, 2024, according to an industry report titled “IVI, Automotive Navigation System and Digital Mapping Market” commissioned by the Company and prepared by Frost & Sullivan. Micware operates across Japan through six operating entities and 13 branch offices and has established subsidiaries in the United States, Thailand, and Germany for overseas operations.

For more information, please visit the Company’s IR website: www.ir-micware.com.

Non-GAAP Financial Measures

In the Company’s report, it discusses key financial measures that are not calculated in accordance with the United States Generally Accepted Accounting Principles (“GAAP”) to supplement its consolidated financial statements presented on a GAAP basis. These non-GAAP financial measures are reconciled from their most directly comparable financial measures determined in accordance with GAAP as follows:

	For the Fiscal Years Ended
	February 29, 2024	February 28, 2025	February 28, 2026	February 28, 2026
	JPY	JPY	JPY	US$
Operating Profit	1,892,397	2,160,301	2,364,008	15,149
Plus: listing-related and transformational expenses(a)	126,165	149,685	62,934	403
Adjusted Operating Profit	2,018,562	2,309,986	2,426,942	15,552

(a)	Represents listing-related and other transformational expenses incurred in connection with the Company’s IPO and corporate transformation initiatives for the fiscal years ended February 29, 2024 and February 28, 2025 and 2026. These costs were recognized as expenses in the statement of operations and were not recorded as direct deductions from equity.

Adjusted income from operations is a financial measure that is not calculated in accordance with GAAP, and the use of the terms adjusted income from operations may differ from similar measures reported by other companies and may not be comparable to other similarly titled measures. The Company believes the non-GAAP financial measure provides investors with useful information with respect to its historical operations. The Company presents the non-GAAP financial measure as supplemental performance measures because it facilitates a comparative assessment of the Company’s operating performance relative to its performance based on its results under GAAP, while isolating the effects of some items that vary from period to period. Specifically, adjusted income from operations allows the Company to assess its performance without the impact of the specifically identified items that it believes do not directly reflect its core operations, including non-recurring costs, such as listing-related and transformational expenses, other non-recurring income, such as litigation-related reimbursement. The non-GAAP financial measure also functions as key performance indicator used to evaluate the Company’s operating performance internally, and it is used in connection with the determination of incentive compensation for management, including executive officers.

Adjusted income from operations is not a measurement of the Company’s financial performance under GAAP and should not be considered in isolation or as an alternative to income from operations or any other financial statement data presented as indicators of financial performance or liquidity, each as presented in accordance with GAAP. Consequently, the Company’s non-GAAP financial measure should be considered together with its consolidated financial statements, which are prepared in accordance with GAAP and included in Item 8 of its annual report on Form 20-F. The Company understands that although adjusted income from operations is frequently used by securities analysts, lenders and others in their evaluation of companies, it has limitations as analytical tools, and you should not consider it in isolation, or as a substitute for analysis of its results as reported under GAAP. Some of these limitations are: adjusted income from operations does not fully reflect the Company’s cash expenditures, future requirements for capital expenditures or contractual commitments; adjusted income from operations does not reflect changes in, or cash requirements for, the Company’s working capital needs; adjusted income from operations does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on debt.

Because of these limitations, adjusted income from operations should not be considered as discretionary cash available to the Company to reinvest in the growth of the Company’s business or as measure of cash that will be available to the Company to meet its obligations.

Forward-Looking Statements

Certain statements in this press release are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may,” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. These statements are subject to uncertainties and risks, including, but not limited to, the uncertainties related to market conditions, and other factors discussed in the “Risk Factors” section of the annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”). Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the annual report on Form 20-F and other filings with the SEC. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov.

For more information, please contact:

Micware Co., Ltd.

Investor Relations Department

Email: mic_ir@micware.co.jp

Public Relations

Email: mic_pr@micware.co.jp

Ascent Investor Relations LLC
Tina Xiao
Phone: +1-646-932-7242
Email: investors@ascent-ir.com

MICWARE CO., LTD.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Japanese yen (“JPY”), and in thousands of U.S. Dollars (“US$”), except for number of shares and per share data)

	As of February 28, 2025	As of February 28, 2026	As of February 28, 2026
	JPY	JPY	US$
ASSETS
Current Assets
Cash and cash equivalents	7,670,463	8,259,660	52,930
Accounts receivable, net	1,518,878	1,758,584	11,269
Accounts receivable due from related parties, net	1,019,357	86,934	557
Contract assets	436,167	223,490	1,432
Contract assets due from related parties	1,573,389	3,126,224	20,033
Inventories	48,629	18,902	121
Tax receivable	344,813	4,929	32
Prepayments and other current assets	1,427,733	1,026,648	6,579
Prepayments and other current assets due from related parties	18,694	13,074	84
Total current assets	14,058,123	14,518,445	93,037

Non-current Assets
Property and equipment, net	1,878,472	1,849,599	11,853
Operating lease right-of-use assets, net	3,909,012	3,834,503	24,572
Intangible assets, net	87,768	206,920	1,326
Long-term investments	219,649	317,000	2,031
Goodwill	197,650	239,228	1,533
Deferred offering costs	86,174	231,986	1,487
Deferred tax assets, net	687,365	1,028,394	6,590
Long-term prepayments and other non-current assets	1,848,634	2,213,137	14,182
Total non-current assets	8,914,724	9,920,767	63,574
TOTAL ASSETS	22,972,847	24,439,212	156,611

LIABILITIES, MEZZANINE EQUITY, AND EQUITY
Current liabilities
Short-term borrowings	-	800,000	5,127
Current portion of long-term borrowings	1,804,164	2,021,924	12,957
Accounts payable	1,362,985	1,217,573	7,802
Accounts payable due to a related party	288,205	188,264	1,206
Current portion of contract liabilities	708,035	763,650	4,894
Current portion of contract liabilities due to a related party	-	646,603	4,144
Operating lease liabilities, current	881,838	1,206,136	7,729
Taxes payable	922,102	530,424	3,399
Accrued expenses and other current liabilities	1,350,327	1,388,559	8,898
Accrued expenses and other current liabilities due to related parties	1,547	873	6
Total current liabilities	7,319,203	8,764,006	56,162

Non-current liabilities
Long-term borrowings	4,273,240	2,565,203	16,438
Contract liabilities, non-current	723,188	877,430	5,623
Operating lease liabilities, non-current	3,214,665	2,880,319	18,458
Deferred tax liabilities, net	-	61,513	394
Other non-current liabilities	660,003	678,073	4,345
Total non-current liabilities	8,871,096	7,062,538	45,258
TOTAL LIABILITIES	16,190,299	15,826,544	101,420

COMMITMENTS AND CONTINGENCIES

Mezzanine equity
Redeemable ordinary shares (313,300 shares issued and outstanding as of February 28, 2025 and February 28, 2026)*	71,500	391,124	2,506
TOTAL MEZZANINE EQUITY	71,500	391,124	2,506

Equity
Ordinary shares, 125,320,000 shares authorized; 58,054,490 shares issued and 55,403,490 shares outstanding as of February 28, 2025, and 58,054,490 shares issued and 55,828,614 shares outstanding as of February 28, 2026*	480,000	480,000	3,076
Treasury shares, 2,337,700 and 1,912,576 shares as of February 28, 2025 and February 28, 2026, respectively*	(489,121)	(410,683)	(2,632)
Additional paid-in capital	926,301	997,803	6,394
Retained earnings	5,540,108	6,823,084	43,724
Accumulated other comprehensive income	69,722	118,474	759
Total equity attributable to shareholders of the Company	6,527,010	8,008,678	51,321
Non-controlling interests	184,038	212,866	1,364
TOTAL EQUITY	6,711,048	8,221,544	52,685
TOTAL LIABILITIES, MEZZANINE EQUITY AND EQUITY	22,972,847	24,439,212	156,611

*	The shares and per share information are presented on a retroactive basis to reflect the share split from 1 to 130, which became effective on March 1, 2024, and reflect the share split from 1 to 241, which became effective on March 31, 2026.

MICWARE CO., LTD.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(Amounts in thousands of JPY, and in thousands of US$, except for number of shares and per share data)

	For the Fiscal Years Ended
	February 29, 2024	February 28, 2025	February 28, 2026	February 28, 2026
	JPY	JPY	JPY	US$
Revenue – third parties	7,476,565	7,276,479	7,257,218	46,506
Revenue – related parties	10,040,166	13,842,825	14,638,572	93,807
Total Revenue	17,516,731	21,119,304	21,895,790	140,313
Cost of revenue	12,193,425	13,729,851	13,845,797	88,727
Gross profit	5,323,306	7,389,453	8,049,993	51,586

Operating expenses
Selling, general, and administrative expenses	2,469,969	4,171,455	4,149,281	26,589
Research and development expenses	960,940	1,057,697	1,536,704	9,848
Total operating expenses	3,430,909	5,229,152	5,685,985	36,437

Operating profit	1,892,397	2,160,301	2,364,008	15,149

Other income (expense)
Interest expenses, net	(36,978)	(49,498)	(42,785)	(274)
(Loss) gain from disposal of long-lived assets	(154)	(1,370)	1,092	7
Gain (loss) from change in fair market value of equity securities	71,165	(44,352)	(112,100)	(718)
Gain (loss) from foreign currency exchange	8,904	(34,515)	12,735	82
Impairment loss on long-term investment	-	-	(91,021)	(583)
Gain on bargain purchase	-	-	106,805	684
Other income, net	3,735	5,981	83,557	535
Total other income (expense), net	46,672	(123,754)	(41,717)	(267)
INCOME BEFORE INCOME TAX PROVISION	1,939,069	2,036,547	2,322,291	14,882

PROVISION (BENEFIT) FOR INCOME TAXES
Current	703,501	953,843	1,030,260	6,602
Deferred	(163,968)	(271,623)	(327,464)	(2,098)
Total provision for income taxes	539,533	682,220	702,796	4,504
Net income	1,399,536	1,354,327	1,619,495	10,378

Less: net income attributable to non-controlling interests	(28,902)	(23,709)	(16,895)	(108)
Net income attributable to the Company’s ordinary shareholders	1,370,634	1,330,618	1,602,600	10,270

Other comprehensive income, net of tax:
Foreign currency translation adjustments	44,105	248	60,685	389
Total comprehensive income	1,443,641	1,354,575	1,680,180	10,767
Less: comprehensive income attributable to non-controlling interests	(42,137)	(23,572)	(28,828)	(185)
Comprehensive income attributable to the Company	1,401,504	1,331,003	1,651,352	10,582

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic*	53,040,492	52,192,776	56,070,866	56,070,866
Diluted*	53,040,492	52,192,776	56,070,866	56,070,866
EARNINGS PER SHARE
Basic*	25.84	25.49	28.58	0.18
Diluted*	25.84	25.49	28.58	0.18

*	The shares and per share information are presented on a retroactive basis to reflect the share split from 1 to 130, which became effective on March 1, 2024, and reflect the share split from 1 to 241, which became effective on March 31, 2026.

MICWARE CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of JPY, and in thousands of US$)

	For the Fiscal Years Ended
	February 29, 2024	February 28, 2025	February 28, 2026	February 28, 2026
	JPY	JPY	JPY	US$
Cash flows from operating activities
Net income	1,399,536	1,354,327	1,619,495	10,378
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	423,597	441,932	429,103	2,750
Amortization of operating lease right-of-use assets	651,593	929,705	1,156,300	7,409
Provisions for inventory valuation losses	-	-	30,688	197
Loss (gain) on disposal of property and equipment	154	(219)	(1,092)	(7)
Loss on disposal of intangible assets	-	1,589	-	-
Change in fair value of marketable securities	(71,165)	44,352	112,100	718
Impairment loss on long-term investment	-	-	91,021	583
Gain on bargain purchase	-	-	(106,805)	(684)
Deferred tax benefit	(163,968)	(271,623)	(327,464)	(2,098)
Changes in operating assets and liabilities:
Accounts receivable	(26,098)	114,708	(53,770)	(345)
Accounts receivable due from related parties	1,244,049	(818,844)	932,423	5,975
Contract assets	(48,148)	(209,309)	212,677	1,363
Contract assets due from related parties	(1,900,379)	1,845,516	(1,552,835)	(9,951)
Inventories	(2,292)	(43,697)	(961)	(6)
Tax receivables	(4,244)	(340,569)	339,884	2,178
Prepayments and other assets	(363,437)	(1,441,012)	66,390	425
Prepayments and other assets due from related parties	15,752	(7,097)	5,620	36
Accounts payable	244,732	178,164	(145,412)	(932)
Accounts payable due to a related party	(97,431)	(30,206)	(99,941)	(640)
Contract liabilities	216,753	170,141	209,857	1,345
Contract liabilities due to a related party	(7,978)	(92)	646,603	4,144
Accrued expenses and other liabilities	(488,192)	544,889	(5,335)	(34)
Accrued expenses and other liabilities due to related parties	(1,426)	1,052	(674)	(4)
Operating lease liabilities	(658,615)	(705,040)	(1,091,737)	(6,996)
Taxes payable	40,260	470,572	(391,678)	(2,510)
Net cash provided by operating activities	403,053	2,229,239	2,074,457	13,294

Cash flows from investing activities
Payment for investment	(50,000)	(500)	(300,472)	(1,925)
Proceeds from sale of investment	26,191	-	-	-
Purchase of property and equipment	(180,738)	(594,987)	(268,727)	(1,722)
Proceeds from sale of property and equipment	254	1,108	2,308	15
Purchase of intangible assets	(14,709)	(38,710)	(22,712)	(146)
Acquisitions	-	-	(205,000)	(1,314)
Net cash used in investing activities	(219,002)	(633,089)	(794,603)	(5,092)

Cash flows from financing activities
Proceeds from borrowings	5,300,000	3,260,000	1,200,000	7,690
Repayment of borrowings	(4,278,044)	(2,009,256)	(1,890,277)	(12,113)
Payments on deferred offering costs	-	(86,174)	(142,368)	(912)
Repayments of finance lease obligation	(47,906)	(55,249)	(63,751)	(409)
Purchase of treasury shares	(2,618,591)	-	-	-
Reissuance of treasury shares	1,618,500	776,000	149,940	961
Proceeds from issuance of redeemable ordinary shares	65,000	-	-	-
Net cash provided by (used in) financing activities	38,959	1,885,321	(746,456)	(4,783)

Effect of foreign exchange rate changes on cash and cash equivalents	38,742	(644)	55,799	357

Net increase in cash and cash equivalents	261,752	3,480,827	589,197	3,776

Cash and cash equivalents at the beginning of the year	3,927,884	4,189,636	7,670,463	49,154
Cash and cash equivalents at the end of the year	4,189,636	7,670,463	8,259,660	52,930

Supplementary cash flow information
Cash paid for income taxes	677,119	816,763	1,084,760	6,951
Cash paid for interest expenses	36,731	53,499	71,698	459

Non-cash financing and investing activities
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	126,623	3,127,334	1,081,311	6,929
Finance lease right-of-use assets obtained in exchange for finance lease liabilities	94,994	25,629	117,164	751
Remeasurement of operating lease liabilities and right-of-use assets due to modifications	8,092	-	7,674	49
Remeasurement of finance lease liabilities and right-of-use assets due to modifications	-	-	13,529	87
Adjustments to redeemable ordinary shares fair value measurement	3,290	3,210	319,624	2,048

Non-GAAP Financial Measures and Reconciliation

Adjusted OPERATING PROFIT

	For the Fiscal Years Ended
	February 29, 2024	February 28, 2025	February 28, 2026	February 28, 2026
	JPY	JPY	JPY	US$
OPERATING PROFIT	1,892,397	2,160,301	2,364,008	15,149
Plus: listing-related and transformational expenses(a)	126,165	149,685	62,934	403
Adjusted OPERATING PROFIT	2,018,562	2,309,986	2,426,942	15,552

(a)	Represents listing-related and other transformational expenses incurred in connection with the Company’s IPO and corporate transformation initiatives for the fiscal years ended February 29, 2024 and February 28, 2025 and 2026. These costs were recognized as expenses in the statement of operations and were not recorded as direct deductions from equity.